                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 11-K

_X_  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934
     For the year ended: December 31, 1998

___ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from             to            .
                                    -----------    -----------
     Commission file number:  033-63489


                          INTEL CORPORATION 401(k) SAVINGS PLAN
                            (Full title of the Plan)

                               INTEL CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)

                        2200 MISSION COLLEGE BOULEVARD
                     SANTA CLARA, CALIFORNIA, 95052-8119
                   (address of principal executive office)



                   INTEL CORPORATION 401(K) SAVINGS PLAN
                 Index to Financial Statements and Exhibit

                     Item
__________________________________________________________
Report of Ernst & Young LLP, Independent Auditors

Statement of Net Assets Available for Benefits With Fund Information at December 31, 1998 and 1997

Statement of Changes in Net Assets Available for Benefits
  With Fund Information for Years Ended December 31, 1998 and 1997

Notes to Financial Statements


Signature

Exhibit 23 - Consent of Ernst & Young LLP, Independent Auditors

                            Financial Statements
                             Intel Corporation
                            401(k) Savings Plan
                    Years ended December 31, 1998 and 1997
                     with Report of Independent Auditors

                    Intel Corporation 401(k) Savings Plan

                           Financial Statements

                   Years ended December 31, 1998 and 1997




                                 CONTENTS

Report of Independent Auditors. . . . . . . . . . . . . . . . . . . . . .1

Audited Financial Statements

Statements of Net Assets Available for Benefits, With Fund Information. .2 Statements of Changes in Net Assets Available for Benefits,
  With Fund Information. . . . . . . . . . . . . . . . . . . . . . . . . 6
Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . .10

Report of Independent Auditors

The Plan Administrative Committee
Intel Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Intel Corporation 401(k) Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Intel Corporation 401(k) Savings Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.
The Fund Information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                              /s/  ERNST & YOUNG LLP

May 14, 1999

                       Intel Corporation 401(k) Savings Plan

                Statement of Net Assets Available for Benefits,
                              With Fund Information

                                December 31, 1998




                                                  Participant-Directed Fund Information
                                  ---------------------------------------------------------------------
                                    Fidelity            Fidelity
                                    Insti-     Scudder  Capital           Vanguard   Fidelity
                                    tutional   Fixed      &     Fidelity   Insti-    Growth &  Fidelity
                                     Cash      Income   Income  Puritan   tutional   Income    Magellan
                           Total   Portfolio    Fund     Fund     Fund    Index Fund  Portfolio  Fund
                        -------------------------------------------------------------------------------
                                                                   (In Thousands)

ASSETS
Investments in Master
 Trust, at fair value:
  Interest bearing cash
    and money market
    funds               $  11,348  $     -   $  4,048  $     -   $     -   $      -  $      -   $    -
  Shares of registered
   investment companies   933,857   87,518          -   19,103    28,319    200,295   125,886   96,627
  Loan participations
   and corporate
   bonds, notes,
   and certificates        40,720        -      40,720       -         -          -        -        -
  Guaranteed investment
   contracts                4,703        -       4,703       -         -          -        -        -
  Equity securities       471,065        -           -       -         -          -        -        -
  Participant loans
   receivable              11,555        -           -       -         -          -        -        -
                       ------------------------------------------------------------------------------
                        1,473,248   87,518      49,471  19,103    28,319    200,295  125,886   96,627

Employee receivables        6,973        -           -       -         -          -        -        -
Interest and dividends
  receivable                  271        -         257       -         -          -        -        -
                      -------------------------------------------------------------------------------
Total assets            1,480,492   87,518      49,728  19,103    28,319    200,295  125,886   96,627



LIABILITIES
Payable to brokers for
 securities purchased       2,549        5           -       1        2       2,145        8        7
Accrued administrative
 fees                         208        -           -       -        -           -        -        -
                        -----------------------------------------------------------------------------
Total liabilities           2,757        5           -       1        2       2,145        8        7
                        -----------------------------------------------------------------------------
Net assets available
 for benefits          $1,477,735  $87,513     $49,728 $19,102  $28,317    $198,150 $125,878  $96,620
                       ===============================================================================
                                                         See accompanying notes.



                       Intel Corporation 401(k) Savings Plan

                Statement of Net Assets Available for Benefits,
                             With Fund Information (continued)

                                December 31, 1998



                                         Participant-Directed Fund Information
                     ----------------------------------------------------------------------
                                                                American
                                 Fidelity   Fidelity            Funds
                                 Low-Priced Growth  Twentieth  EuroPacific
                     Fidelity    Stock      Company  Century    Growth    Intel   Participant
                     Contrafund  Fund       Fund     Ultra Fund   Fund   Stock Fund  Loans    Other
                     -----------------------------------------------------------------------------
                                                      (In Thousands)

ASSETS
Investments in Master
 Trust, at fair value:
  Interest bearing cash
    and money market
    funds               $     -  $     -   $     -   $      -  $     32   $  2,059  $   90  $ 5,119
  Shares of registered
   investment companies  94,692   67,277    62,221    115,815    36,104          -       -        -
  Loan participations
   and corporate
   bonds, notes,
   and certificates           -        -         -           -         -         -       -        -
  Guaranteed investment
   contracts                  -        -         -           -         -         -       -        -
  Equity securities           -        -         -           -         -   471,065       -        -
  Participant loans
   receivable                 -        -         -           -         -         -  11,555        -
                       -----------------------------------------------------------------------------
                         94,692   67,277    62,221    115,815     36,136   473,124  11,645    5,119

Employee receivables          -        -         -          -         -         -        -    6,973
Interest and dividends
  receivable                  -        -         -          -         -         6        -        8
                      ------------------------------------------------------------------------------
Total assets             94,692   67,277    62,221    115,815    36,136    473,130  11,645   12,100




LIABILITIES
Payable to brokers for
 securities purchased         5        5        4           7        34        326       -        -
Accrued administrative
 fees                         -        -        -           -         -          -       -      208
                        -----------------------------------------------------------------------------
Total liabilities             5        5        4           7        34        326       -      208
                        -----------------------------------------------------------------------------
Net assets available
 for benefits           $94,687  $67,272  $62,217    $115,808   $36,102   $472,804 $11,645  $11,892
                       ==============================================================================
                                                         See accompanying notes.



                       Intel Corporation 401(k) Savings Plan

                Statement of Net Assets Available for Benefits,
                              With Fund Information

                                December 31, 1997




                                                    Participant-Directed Fund Information
                                 ----------------------------------------------------------------------
                                    Fidelity            Fidelity
                                    Insti-     Scudder  Capital           Vanguard   Fidelity
                                    tutional   Fixed      &     Fidelity   Insti-    Growth &  Fidelity
                                     Cash      Income   Income  Puritan   tutional   Income    Magellan
                           Total   Portfolio    Fund     Fund     Fund   Index Fund  Portfolio  Fund
                        -------------------------------------------------------------------------------
                                                               (In Thousands)

ASSETS
Investments in Master
 Trust, at fair value:
  Interest bearing cash
    and money market
    funds               $   9,156  $    14   $  5,447  $     -   $     -   $      -  $     -  $     -
  Shares of registered
   investment companies   618,745   76,965          -   14,410    17,721     98,196   70,952   61,910
  Loan participations
   and corporate
   bonds, notes,
   and certificates        25,903        -      25,903       -         -          -       -        -
  Guaranteed investment
   contracts                4,535        -       4,535       -         -          -       -        -
  Equity securities       292,782        -           -       -         -          -       -        -
  Participant loans
   receivable               5,424        -           -       -         -          -       -        -
                       ------------------------------------------------------------------------------
                          956,545   76,979      35,885  14,410    17,721     98,196   70,952   61,910

Employee receivables           32        -           -       -         -          -        -        -
Interest and dividends
  receivable                  228        -         211       -         -          -        -        -
 Receivable from broker
  for securities
  sold                         24        -           -       -         -          -        -        -
                       -------------------------------------------------------------------------------
Total assets              956,829   76,979      36,096  14,410    17,721     98,196   70,952   61,910



LIABILITIES
Payable to brokers for
 securities purchased       2,172        -           -       -         -          -        -        -
Accrued administrative
 fees                          52        -           -       -        -           -        -        -
                        -----------------------------------------------------------------------------
Total liabilities           2,224        -           -       -         -          -        -        -
                        -----------------------------------------------------------------------------
Net assets available
 for benefits           $ 954,605  $76,979     $36,096 $14,410  $17,721     $98,196  $70,952  $61,910
                       ==============================================================================
                                                         See accompanying notes.



                        Intel Corporation 401(k) Savings Plan

                  Statement of Net Assets Available for Benefits,
                              With Fund Information (continued)

                                    December 31, 1997



                                         Participant-Directed Fund Information
                     ---------------------------------------------------------------------
                                                               American
                                Fidelity  Fidelity             Funds
                               Low-Priced Growth   Twentieth   EuroPacific
                     Fidelity    Stock    Company   Century    Growth    Intel   Participant
                     Contrafund Fund      Fund     Ultra Fund   Fund   Stock Fund  Loanms    Other
                      ----------------------------------------------------------------------------
                                                     (In Thousands)

ASSETS
Investments in Master
 Trust, at fair value:
  Interest bearing cash
    and money market
    funds               $     -  $     -   $     -   $      -   $     -    $ 3,574   $  76   $   45
  Shares of registered
   investment companies  65,834   62,568    47,817     73,420    28,952          -       -        -
  Loan participations
   and corporate
   bonds, notes,
   and certificates           -        -         -           -         -          -       -        -
  Guaranteed investment
   contracts                  -        -         -           -         -          -       -        -
  Equity securities           -        -         -           -         -    292,782       -        -
  Participant loans
   receivable                 -        -         -           -         -          -   5,424        -
                       -----------------------------------------------------------------------------
                         65,834   62,568    47,817     73,420    28,952     296,356   5,500       45


Employee receivables          -        -         -          -         -          -        -       32
Interest and dividends
  receivable                  -        -         -          -         -         13       -         4
 Receivable from broker
  for securities
  sold                        -        -         -          -         -         24       -         -
                      ------------------------------------------------------------------------------
Total assets             65,834   62,568    47,817     73,420    28,952     296,393   5,500       81


LIABILITIES
Payable to brokers for
 securities purchased         -        -         -          -         -       2,172       -        -
Accrued administrative
 fees                         -        -         -          -         -           -       -       52
                        -----------------------------------------------------------------------------
Total liabilities             -        -         -          -         -       2,172       -       52
                        -----------------------------------------------------------------------------
Net assets available
 for benefits          $ 65,834  $62,568   $47,817    $73,420   $28,952    $294,221  $5,500      $29
                       ==============================================================================
                                                         See accompanying notes.



                           Intel Corporation 401(k) Savings Plan

                       Statement of Changes in Net Assets Available
                               for Benefits, With Fund Information

                                 Year Ended December 31, 1998




                                                    Participant-Directed Fund Information
                                 ----------------------------------------------------------------------
                                    Fidelity            Fidelity
                                    Insti-     Scudder  Capital           Vanguard   Fidelity
                                    tutional   Fixed      &     Fidelity   Insti-    Growth &  Fidelity
                                     Cash      Income   Income  Puritan   tutional   Income    Magellan
                           Total   Portfolio    Fund     Fund     Fund   Index Fund Portfolio  Fund
                        -------------------------------------------------------------------------------
                                                     (In Thousands)

Additions to net assets
  attributed to:
   Investment income from
    Master Trust:
    Net realized and
      unrealized
      appreciation
      (depreciation) in
      fair value of
      interest           $ 312,521   $     -   $   235   $(1,506)  $ 1,020   $ 34,864  $ 18,971  $ 19,087
   Interest and
    dividends               38,812     4,620     2,398     1,824     2,178      1,276     4,358     4,239

Transfer of assets from
  Digital Equipment
  Corporation Savings and
  Investment Plan and
  Chips and Technologies,
  Incorporated 401 (k)
  Plan                      53,206     37,222        -        -          -          -         -        -
Employee contributions     169,921          -        -        -          -          -         -        -
                         -------------------------------------------------------------------------------
 Total additions           574,460     41,842    2,633      318      3,198     36,140    23,329   23,326

Deductions from net
 assets attributed to:
   Benefits paid to
    participants and
    participant
    withdrawals             51,059        113    1,157        -          -          -         -        -
   Administrative fees         271          -        -        1          -          -         -        -
                         -------------------------------------------------------------------------------
 Total deductions           51,330        113    1,157        1          -          -         -        -

Net transfers
 between funds                   -    (31,195)  12,156    4,375      7,398     63,814    31,597   11,384
                         -------------------------------------------------------------------------------
 Net increase              523,130     10,534   13,632    4,692     10,596     99,954    54,926   34,710
Net assets available
 for benefits:
   Beginning of year       954,605     76,979   36,096   14,410     17,721     98,196    70,952   61,910
                         -------------------------------------------------------------------------------

   End of year          $1,477,735    $87,513  $49,728  $19,102    $28,317   $198,150  $125,878  $96,620
                         ===============================================================================
                                                         See accompanying notes.


                         Intel Corporation 401(k) Savings Plan

                 Statement of Changes in Net Assets Available for Benefits,
                              With Fund Information (continued)

                                Year Ended December 31, 1998



                                        Participant-Directed Fund Information
                     ---------------------------------------------------------------------
                                                               American
                                Fidelity   Fidelity            Funds
                                Low-Priced Growth   Twentieth  EuroPacific
                     Fidelity    Stock     Company   Century   Growth    Intel   Participant
                     Contrafund  Fund      Fund     Ultra Fund  Fund   Stock Fund   Loans   Other
                     -----------------------------------------------------------------------------
                                                     (In Thousands)

Additions to net assets
  attributed to:
   Investment income from
    Master Trust:
    Net realized and
      unrealized
      appreciation
      (depreciation) in
      fair value of
      interest          $ 15,410  $ (5,083) $ 8,904   $ 28,171  $ 4,208   $188,240    $   -   $    -
   Interest and
    dividends              6,980     4,847    4,357          -      429        633      613       60

Transfer of assets from
  Digital Equipment
  Corporation Savings and
  Investment Plan and
  Chips and Technologies,
  Incorporated 401 (k)
  Plan                         -          -        -        -         -           -      19    15,965
Employee contributions         -          -        -        -         -           -       -   169,921
                         ----------------------------------------------------------------------------
 Total additions          22,390       (236)  13,261   28,171     4,637     188,873     632   185,946

Deductions from net
 assets attributed to:
   Benefits paid to
    participants and
    participant
    withdrawals                -         -        -        -          -       2,912       -    46,877
   Administrative fees         -         -        -        -          -          -        -       270
                         -----------------------------------------------------------------------------
 Total deductions              -         -        -        -          -       2,912       -    47,147

Net transfers between
 funds                     6,463     4,940    1,139   14,217      2,513      (7,378)   5,513 (126,936)
                          ----------------------------------------------------------------------------
 Net increase             28,853     4,704   14,400   42,388      7,150     178,583    6,145   11,863
Net assets available
 for benefits:
   Beginning of year      65,834   62,568    47,817   73,420     28,952     294,221    5,500       29
                         -------------------------------------------------------------------------------

   End of year           $94,687  $67,272   $62,217 $115,808    $36,102    $472,804  $11,645  $11,892
                         ===============================================================================
                                                         See accompanying notes.


                       Intel Corporation 401(k) Savings Plan

                Statement of Changes in Net Assets Available for Benefits,
                                With Fund Information

                            Year Ended December 31, 1997




                                                    Participant-Directed Fund Information
                                 ----------------------------------------------------------------------
                                    Fidelity            Fidelity
                                    Insti-     Scudder  Capital           Vanguard   Fidelity
                                    tutional   Fixed      &     Fidelity   Insti-    Growth &  Fidelity
                                     Cash      Income   Income  Puritan   tutional   Income    Magellan
                           Total   Portfolio    Fund     Fund     Fund    Index Fund  Portfolio  Fund
                        -------------------------------------------------------------------------------
                                                     (In Thousands)

Additions to net assets
  attributed to:
   Investment income from
    Master Trust:
    Net realized and
      unrealized
      appreciation
      (depreciation) in
      fair value of
      interest           $  77,160  $     -   $   199  $   879   $ 1,710   $  20,522  $ 12,120  $ 9,025
   Interest and
    dividends               35,662    4,267     2,591      909     1,375       1,603     3,107    4,011

Employee contributions     144,749        -         -        -         -           -         -        -
                         -------------------------------------------------------------------------------
 Total additions           257,571    4,267     2,790    1,788     3,085      22,125    15,227   13,036

Deductions from net
 assets attributed to:
   Benefits paid to
    participants and
    participant
    withdrawals             29,025      (24)        -        -         -          (1)        -        -
   Administrative fees          94        -         -        -         -           -         -        -
                         -------------------------------------------------------------------------------
  Total deductions          29,119      (24)        -        -         -          (1)        -        -


Transfer of assets (to)
 from the Intel
 Corporation Defined
 Benefit Plan                (186)     (142)      (19)       -         -           -         -        -
Net transfers between
 funds                          -   (17,460)      (50)   1,197     1,339      20,541     9,574   (3,846)
                         -------------------------------------------------------------------------------
 Net increase(decrease)   228,266   (13,311)    2,721    2,985     4,424      42,667    24,801    9,190
Net assets available
 for benefits:
   Beginning of year      726,339    90,290    33,375   11,425    13,297      55,529    46,151   52,720
                         -------------------------------------------------------------------------------

   End of year           $954,605   $76,979   $36,096  $14,410   $17,721     $98,196   $70,952  $61,910
                         ===============================================================================
                                                         See accompanying notes.


                          Intel Corporation 401(k) Savings Plan

                Statement of Changes in Net Assets Available for Benefits,
                             With Fund Information (continued)

                              Year Ended December 31, 1997





                                        Participant-Directed Fund Information
                     ---------------------------------------------------------------------
                                                                American
                                 Fidelity   Fidelity            Funds
                                 Low-Priced Growth  Twentieth  EuroPacific
                     Fidelity    Stock    Company   Century    Growth    Intel   Participant
                     Contrafund  Fund     Fund     Ultra Fund   Fund   Stock Fund  Loans    Other
                     -----------------------------------------------------------------------------
                                                     (In Thousands)

Additions to net assets
  attributed to:
   Investment income from
    Master Trust:
    Net realized and
      unrealized
      appreciation
      in fair value of
      interest           $   5,829  $ 7,806   $ 2,962  $ 11,864   $ 1,294   $  2,950   $   -  $       -
   Interest and
    dividends                6,235    4,164     4,530     1,441       744        524     124         37

Employee contributions           -        -         -         -         -          -       -    144,749
                         -------------------------------------------------------------------------------
 Total additions            12,064   11,970    7,492     13,305     2,038      3,474     124    144,786

Deductions from net
 assets attributed to:
   Benefits paid to
    participants and
    participant
    withdrawals                (1)       -        (1)       -         -       2,320        -     26,732
   Administrative fees          -        -         -        -         -           -        -         94
                         -------------------------------------------------------------------------------
 Total deductions              (1)       -        (1)       -         -       2,320        -     26,826


Transfer of assets (to)
 from the Intel
 Corporation Defined
 Benefit Plan                   -         -         -        -         -         (25)       -         -
Net transfers between
 funds                      3,899    12,859    (2,177)  (3,976)    5,355      93,914       41  (121,210)
                         -------------------------------------------------------------------------------
 Net increase(decrease)    15,964    24,829     5,316    9,329     7,393      95,043      165    (3,250)
Net assets available
 for benefits:
   Beginning of year       49,870    37,739    42,501   64,091    21,559     199,178    5,335     3,279
                         ------------------------------------------------------------------------------

   End of year            $65,834   $62,568   $47,817  $73,420   $28,952    $294,221   $5,500  $     29
                         ==============================================================================
                                                    See accompanying notes.


                            Intel Corporation 401(k) Savings Plan
                                  Notes to Financial Statements

                                        December 31, 1998


1. DESCRIPTION OF THE PLAN

The following description of the Intel Corporation 401(k)
Savings Plan (the Plan)provides only general information.
Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all domestic employees of Intel Corporation (the Company). Employees are eligible to participate in the Plan, effective the first day of the calendar quarter following thirty days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CREATION OF THE PLAN

The Intel Corporation Profit Sharing Retirement Plan (the Predecessor
Plan), authorizing discretionary employer contributions, has historically included a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (the Code). Effective January 1, 1996, the Predecessor Plan was divided into two components for purposes of ERISA: the Intel Corporation 401(k) Savings Plan and the Intel Corporation Profit Sharing Retirement Plan. The Intel Corporation 401(k) Savings Plan consists of participants' deferred accounts, employee accounts, PAYSOP accounts, and rollover accounts.
The basic and discretionary Intel Corporation contribution accounts remain in the Intel Corporation Profit Sharing Retirement Plan.

TRUSTEE

Mellon Bank N.A. (the Trustee) is the Plan's trustee.

CONTRIBUTIONS AND PARTICIPANT ACCOUNTS

Company Contributions
--------------------- - Prior to 1987, the Company contributed shares of its common stock (PAYSOP contributions) based on a percentage of each participant's qualified compensation as defined in the Predecessor Plan. Participants may not transfer funds from the PAYSOP account to other investment options. Effective January 1, 1987, the PAYSOP program was amended so that no further contributions would be made.

                            Intel Corporation 401(k) Savings Plan
                                  Notes to Financial Statements
                                          (continued)



1. DESCRIPTION OF THE PLAN (continued)

CONTRIBUTIONS AND PARTICIPANT ACCOUNTS (continued)


PAYSOP contributions are held in a separate fund by the Trustee. For financial statement purposes, this fund has been combined with the Intel Stock Fund. The value of the PAYSOP shares in the Intel Stock Fund as of December 31, 1998 is approximately $100,518,000 (approximately $65,003,000 for 1997). For the year ended December 31, 1998, PAYSOP investment income was $39,491,000 ($3,381,000 for 1997) and benefits paid were $158,000 ($1,827,000 for 1997).

Participant Contributions
------------------------- - Participants are allowed to contribute from 1% to 10% (limited to certain percentages for highly compensated individuals) of their annual compensation on a before-tax basis (to a maximum amount of $10,000 in 1998 and $9,500 in 1997). Such contributions are withheld by the Company from each participant's compensation and deposited in the appropriate fund in accordance with the participant's directives. Participants may change their investment elections on a monthly basis.

Participant contributions and the allocation of Company contributions and forfeitures to each participant in total for the Plan and the Intel Corporation Profit Sharing Retirement Plan are limited to the lesser of $30,000 or 25% of a participant's compensation.

Participant Accounts
-------------------- - Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:

   - Biweekly for participant contributions.

   - Daily for a pro rata share of gains or losses on the Plan's investments based on the ratio that each participant's account bears to the total of all such accounts.

                            Intel Corporation 401(k) Savings Plan
                                  Notes to Financial Statements
                                          (continued)



1. DESCRIPTION OF THE PLAN (continued)

TRANSFER OF PLAN ASSETS

In May 1998, the Company purchased the semiconductor operations of Digital Equipment Corporation (Digital). At the time of purchase, Digital maintained the Digital Equipment Corporation Savings and Investment Plan (the Digital
Plan), a defined contribution plan that provided for employee deferrals and employer matching contributions. The participants in the Digital Plan who became employees of the Company became eligible to participate in the Plan subsequent to the purchase by the Company. The Digital Plan assets of those participants who became employees of the Company were transferred to the Plan in September 1998.

In January 1998, the Company acquired the outstanding shares of Chips and Technologies, Inc. (C&T). At the time of purchase, C&T maintained the Chips and Technologies, Inc. 401(k) Plan (the C&T Plan), a defined contribution plan that provided for employee deferrals and employer matching contributions. The participants in the C&T Plan who became employees of the Company became eligible to participate in the Plan subsequent to the acquisition by the Company. The C&T Plan assets were transferred to the Plan in September 1998.

VESTING

Participants are immediately 100% vested with respect to contributions to all accounts in the Plan as well as the related earnings from such contributions.

PAYMENT OF BENEFITS

Participants are eligible for a distribution of Plan benefits upon termination of service, financial hardship (as defined by the Plan), or death. Upon termination of service, the normal form of benefit is an annuity. However, a participant may elect, with spousal consent, to have benefits paid in a single lump sum. In the event of financial hardship or death, the benefits are usually paid in a single lump sum.

                            Intel Corporation 401(k) Savings Plan
                                  Notes to Financial Statements
                                          (continued)



1. DESCRIPTION OF THE PLAN (continued)

PARTICIPANT LOANS

All participants are permitted to obtain loans of up to 50% of their combined vested account balances in the Plan and the Intel Corporation Profit Sharing Retirement Plan up to a maximum of $50,000. The loan provisions are established and administered by the Company's Sheltered Employee Retirement Plan (SERP) Administration Department. Loan accounts are maintained in a separate account by the Trustee.

The amounts borrowed by the participants are first withdrawn from the vested value of the Intel Corporation Profit Sharing Retirement Plan accounts until these funds are exhausted and then withdrawn from the accounts of the Plan. Repayments of loans are transferred to the participants' accounts in the Plan and Intel Corporation Profit Sharing Retirement Plan in the ratio in which such accounts provided funding for the loan.

Loan activity for 1998 included approximately $7,473,000 of loans made to and $1,960,000 of repayments from the Plan's participants
($4,188,000 and $4,147,000 for 1997).

ADMINISTRATIVE EXPENSES

The Company pays a portion of the expenses for administration of the Plan. All other administrative expenses are paid directly by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in the Master Trust (see Note 4) are stated at the Plan's proportionate share of participation in the Master Trust, based upon the fair market value of Master Trust investments held at year end.

                            Intel Corporation 401(k) Savings Plan
                                  Notes to Financial Statements
                                          (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INVESTMENT VALUATION AND INCOME RECOGNITION (continued)

Investments in interest bearing cash, money market funds, shares of registered investment companies, loan participations, corporate bonds, notes, certificates, and participant loans receivable are stated at fair value as of the last day of the year. The fair value for securities traded on a national securities exchange or over-the-counter market is the last reported sales price as of the valuation date. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Interest bearing cash and money market funds are stated at cost plus accrued interest which approximate fair value. Participant loans receivable are valued at their outstanding balances which approximate fair value.

Investments not traded in an active market are stated at fair value, computed using pricing models at current rates. Investment income includes the gain
(loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair market value of investments held by the Plan, which is the difference between the fair value of investments at the beginning and the end of the year.

The Master Trust holds wrapper contracts specifically allocated to the Plan in order to manage market risks and to alter the return characteristics of underlying securities to match certain fixed income fund objectives
(see Note 5). Wrapper contracts with insurance companies are stated at fair market value as of the last day of the year and are netted against the fair value of the related underlying investment.

Investment transactions are recognized as of their trade dates, and collateral has been obtained and secured against investments whenever deemed necessary. Interest is accrued monthly; dividends are accrued when declared.

Guaranteed investment contracts are entered into with insurance companies. The contracts, which are unallocated in nature, are valued at contract value, which approximates fair value, as reported to the Plan by the respective insurance companies. Contract value represents contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. If the funds in the guaranteed investment contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

                            Intel Corporation 401(k) Savings Plan
                                  Notes to Financial Statements
                                          (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

PAYMENT OF BENEFITS

Benefits are recorded when paid.

CONTRIBUTIONS

Participant contributions are accrued by the Plan when the deferrals are made from the participants' salaries.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). The Plan anticipates adoption of FAS 133 no earlier than the year 2000. Management of the Plan is currently evaluating the effects of FAS 133 but, because the Plan accounts for all financial instruments at fair value (or amounts that approximate fair value), the Plan's management does not anticipate that the adoption of the new statement will have a significant effect on the recognized investment income or the net assets available for benefits of the Plan.

                            Intel Corporation 401(k) Savings Plan
                                  Notes to Financial Statements
                                          (continued)

3. INVESTMENTS

INVESTMENT OPTIONS

During 1998, participants had the option to direct the investment of their voluntary contributions to the Plan in increments of 10% among the following investment funds:

Fidelity Institutional Cash Portfolio
-------------------------------------- - This mutual fund invests in high-
quality, short-term money market securities of U.S. and foreign issuers. The objective of the fund is to preserve the participant's investment, maintain a stable price, and provide current income.

Scudder Fixed Income Fund
------------------------- - The objective of this fund is to provide participants with a stable fixed-rate return of investment and protection of principal from changes in market interest rates. This fund invests in guaranteed investment contracts with insurance companies and approved financial institutions and other debt instruments with similar characteristics.

Fidelity Capital and Income Fund
-------------------------------- - This mutual fund invests primarily in higher yielding, lower quality debt securities.

Fidelity Puritan Fund
--------------------- - This mutual fund invests in securities of U.S. and foreign issuers, including those in emerging markets. The securities include bonds of any quality, common stocks, and preferred stocks.

Vanguard Institutional Index Fund
--------------------------------- - This mutual fund seeks to replicate the overall market performance as measured by the Standard & Poor's 500 Index (S&P 500 Index). This fund holds the same 500 stocks that are included in the S&P 500 Index.

Fidelity Growth and Income Portfolio
------------------------------------ - This mutual fund invests primarily in U.S. and foreign stocks, focusing on those that pay current dividends.

Fidelity Magellan Fund
---------------------- - This mutual fund invests primarily in common stocks of small, medium, and large foreign and U.S. companies. Investments are broadly diversified across many different types and sizes of companies and industries.

                            Intel Corporation 401(k) Savings Plan
                                  Notes to Financial Statements
                                          (continued)

3. INVESTMENTS (continued)

INVESTMENT OPTIONS (continued)

Fidelity Contrafund
------------------- - The objective of this mutual fund is to increase the value of the participant's investment by investing in common stocks that are currently out of public favor.

Fidelity Low-Priced Stock Fund
------------------------------ - This mutual fund invests primarily in undervalued stocks of smaller, less well-known companies that have potential for significant growth or stocks of companies that are out of favor with other investors.


Fidelity Growth Company Fund
---------------------------- - This mutual fund invests primarily in stocks of companies with earnings or revenues that indicate the potential for above-average growth.

Twentieth Century Ultra Fund
---------------------------- - This mutual fund invests primarily in common stocks of small- and mid-size companies whose earnings and revenues are accelerating. Investments are broadly diversified across many different types and sizes of companies and industries.

American Funds EuroPacific Growth Fund
-------------------------------------- - This mutual fund invests primarily in stocks of companies whose principal business activities are outside the U.S. Usually, at least 65% of the fund's total assets will be invested in securities of issuers from Europe or the Pacific Basin. The fund can invest in many types of companies, ranging from large multinational corporations located in major world markets to smaller companies located in emerging markets.

Intel Stock Fund
---------------- - This fund provides participants the option to have their voluntary 401(k) contributions invested solely in Intel Corporation common stock. Transactions within this fund qualify as party-in-interest transactions.

                            Intel Corporation 401(k) Savings Plan
                                  Notes to Financial Statements
                                          (continued)

3. INVESTMENTS (continued)


GUARANTEED INVESTMENT CONTRACTS

The Master Trust held guaranteed investment contracts with insurance companies allocated to the Plan in order to provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. As of December 31, 1998, the Master Trust held guaranteed investment contracts in the amount of $4,891,000 with insurance companies that have Standard & Poor's ratings of AA or better at the time of purchase. No more than approximately $2,904,000 of the guaranteed investment contracts is with any one insurance company.

4. INTEREST IN THE MASTER TRUST

All of the investments of the Plan are held in the Master Trust which consists of the assets of the Plan, the Intel Corporation Profit Sharing Retirement Plan, the Intel Corporation Defined Benefit Pension Plan, the Intel Puerto Rico Profit Sharing Retirement Plan, the Intel Puerto Rico Retirement Savings Plan, and the Intel Puerto Rico Defined Benefit Pension Plan. Each plan shares in the assets and earnings of the Master Trust in proportion to its respective interests in the Master Trust. The Trustee holds all investments of the Master Trust. Assets within mutual funds are managed by the respective mutual fund managers. Scudder, Stevens & Clark has discretionary authority for the purchase and sale of investments in the Scudder Fixed Income Fund, subject to the general investment policies of the Investment Policy Committee of the Plan.

The following is a summary of the assets and liabilities of the Master Trust and the interest of the Plan in the Master Trust as of December 31 (in thousands, except percentages):

                                       1998            1997
                                   -------------------------------
Total assets                       $3,983,080       $2,797,183
Total liabilities                  $   38,055       $    2,178
Increase in net trust assets for
  the year ended                   $1,150,020       $  826,673
The Plan's ownership percentage       36.93%           33.89%


                            Intel Corporation 401(k) Savings Plan
                                  Notes to Financial Statements
                                          (continued)
5. WRAPPER CONTRACTS

The Master Trust holds wrapper contracts in order to manage market risks and to alter the return characteristics of underlying securities to match certain fixed income fund objectives. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. Guaranteed investment contracts provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant's retirement, disability, death, or participant-directed transfers in accordance with the terms of the Plan. As of December 31, 1998 and 1997, the Master Trust held wrapper contracts with a notional amount of $33,832,000 and $26,444,000 with a fair value of approximately ($36,000) and ($113,000), respectively.

6. CONCENTRATION OF CREDIT RISK

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across thirteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial markets. The Plan's exposure to credit risk on the wrapper contracts in the Scudder Fixed Income Fund is limited to the fair value of the contracts with each counterparty.

7. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND THE FORM 5500

The following is a reconciliation of net assets available for benefits per the statement of net assets available for benefits to the Form 5500 as of December 31 (in thousands):

                                           1998           1997
                                    -------------------------------
Net assets available for benefits
  per the financial statements        $ 1,477,735       $ 954,605
Amounts allocated to withdrawing
  participants                             (7,089)         (2,981)
                                    -------------------------------
Net assets available for benefits
  per the Form 5500                   $ 1,470,646       $ 951,624
                                    ===============================

                            Intel Corporation 401(k) Savings Plan
                                  Notes to Financial Statements
                                          (continued)

7. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND THE FORM 5500 (continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1998 but not yet paid as of that date.

The following is a reconciliation of benefits paid to participants per the statement of changes in net assets available for benefits to the Form 5500 (in thousands):


                                                   1998           1997
                                             -------------------------------
Benefits paid to participants per
  the financial statements                       $51,059        $29,025
Amounts allocated on the Form 5500 to
 withdrawn participants at December 31, 1998       7,089              -
Amounts allocated on the Form 5500 to
 withdrawn participants at December 31, 1997      (2,981)         2,981
Amounts allocated on the Form 5500 to
 withdrawn participants at December 31, 1996           -         (2,748)
                                             ------------------------------
Benefits paid to participants per
  the Form 5500                                  $55,167        $29,258
                                             ==============================


8. INCOME TAX STATUS

The Internal Revenue Service has informed the Company by a letter, dated September 6, 1994, that the Intel Corporation Profit Sharing Retirement Plan (the Predecessor Plan) is qualified and the trust established under the Predecessor Plan is tax exempt under the appropriate sections of the Code. The Predecessor Plan has been amended to segregate the 401(k) Savings component to a separate plan since receiving the determination letter. However, the plan administrator and its internal tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

                            Intel Corporation 401(k) Savings Plan
                                  Notes to Financial Statements
                                          (continued)

9. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time and for any reason. The Plan may be amended by the Board of Directors of the Company. No amendment of the Plan shall reduce the benefit of any participant which accrued under the Plan prior to the date when such amendment is adopted. In the event of a plan termination, participants will remain 100% vested in their accounts.

10. YEAR 2000 COMPLIANCE (UNAUDITED)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The Company plans to have internal applications relevant to the Plan year 2000 capable by mid-1999. The Company's plan also includes determining whether third-party service providers have reasonable plans in place to become year 2000 capable. The Company has been informed that the administrator and the Trustee of the Plan expect implementation and testing of action plans to be complete prior to July 31, 1999. The Company has also been informed that the investment managers expect implementation and testing of action plans to be complete prior to September 30, 1999. The Company does not expect the year 2000 projects discussed above to have a significant effect on Plan operations.

                                  SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 INTEL CORPORATION 401(k) SAVINGS PLAN
                                         (Full Title of the Plan)



Date:  June 25, 1999             By:  /s/ Andy D. Bryant
                                 ----------------------------------
                                 Andy D. Bryant
                                 Senior Vice President and
                                 Chief Financial Officer of Intel Corporation,
                                 Plan Administrator